SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           Pairgain Technologies, Inc.
                          ----------------------------
                                (Name of Issuer)


                         Common Stock, $.0005 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                   695934 10 9
                                  -------------
                                 (CUSIP Number)


                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [X]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 695934 10 9               13G                       Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Denver Investment Advisors LLC
   I.R.S. Identification Number: 84-1284659
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER:               -0-
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  6  SHARED VOTING POWER:                             -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7  SOLE DISPOSITIVE POWER:                          -0-
    PERSON     -----------------------------------------------------------------
     WITH
               8  SHARED DISPOSITIVE POWER:        -0-
--------------------------------------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    -0-
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    IA
--------------------------------------------------------------------------------

CUSIP NO.: 695934 10 9               13G                       Page 3 of 5 Pages

ITEM 1.
  (a)  NAME OF ISSUER:

       Pairgain Technologies, Inc.

  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       14402 Franklin Avenue
       Tustin, CA 92780-7013

ITEM 2.
  (a)  NAME OF PERSON FILING:

       Denver Investment Advisors LLC

  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       1225 17th Street, 26th Floor
       Denver, Colorado 80202

  (c)  Citizenship:

       Colorado

  (d)  Title of Class of Securities:

       Common Stock, $.0005 par value

  (e)  CUSIP Number:

       695934 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
          78o)

  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c)

  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

  (e) [X] An investment adviser in accordance with section
          240.13d-1(b)(1)(ii)(E)

CUSIP NO.: 695934 10 9               13G                       Page 4 of 5 Pages


  (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

  (g) [ ] A parent  holding  company or control  person in accordance  with
          Section 240.13d-1(b)(1)(ii)(G)

  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

  (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to section 240.13d-1(c) check this box [ ].

ITEM 4.  OWNERSHIP

         For Denver Investment Advisors LLC ("DIA"), the following sets forth the amount of shares beneficially owned, the percent of class owned as of December 31, 1998, the number of shares to which DIA has the sole power and the shared power to vote or to direct the vote of the shares, and the number of shares to which DIA has the sole power and the shared power to dispose or to direct the disposition of the shares:

  (a)  Amount Beneficially Owned:  -0-

  (b)  Percent of Class: -0-

  (c)  Number of shares as to which DIA has:

         (i)  Sole power to vote or to direct the vote:

              -0-

        (ii)  Shared power to vote or to direct the vote:

              -0-

       (iii)  Sole power to dispose or to direct the disposition of:

              -0-

        (iv)  Shared power to dispose or to direct the disposition of:

              -0-

CUSIP NO.: 695934 10 9               13G                       Page 5 of 5 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Various persons other than DIA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This item is not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10.  CERTIFICATION.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999                  DENVER INVESTMENT ADVISORS LLC


                                          By: /s/ Kenneth V. Penland
                                             -----------------------------------
                                              Kenneth V. Penland
                                              Chairman